November 19, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director Daniel Greenspan Austin Stephenson

Re:	MEI Pharma, Inc. Post-Effective Amendment No. 3 to Form S-1 on Form S-3 Filed November 19, 2013 File No. 333-179590

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MEI Pharma, Inc. (the “Company”) hereby requests acceleration of the effective date of its Post-Effective Amendment No. 3 to Form S-1 on Form S-3 (File No. 333-179590), so that such registration statement may become effective at 5:00 p.m. (Washington, D.C. time) on November 21, 2013, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MEI PHARMA, INC.

By:	/s/ Thomas M. Zech
Name:	Thomas M. Zech
Title:	Chief Financial Officer